SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                  Commission File No. 000-26751

|X| Form 10-K  |  | Form 20-F  |  | Form 11-K   |  | Form 10-Q  |  |  Form N-SAR

For the period ended: December 31, 2000

|  |  Transition Report on Form 10-K
|  |  Transition Report on Form 20-F
|  |  Transition Report on Form 11-K
|  |  Transition Report on Form 10-Q
|  |  Transition Report on Form N-SAR

For the transition period ended:

  Read attached Instruction Sheet Before Preparing Form. Please Print or Type.



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates:



Part I - Registrant Information

   Full name of Registrant:                  CyPost Corporation
   Former name if Applicable:
   Address of Principal Executive Office
   (Street and Number):                      900 - 1281 West Georgia Street
   City, State and Zip Code:                 Vancouver, British Columbia V6E 3J7
                                             Canada



Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

| | (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company's Quarterly Reports on Form 10-QSB for the period ended March 31, June 30 and September 30, 2000 have recently been accepted by the Securities and Exchange Commission ("SEC"). The Registrant is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-KSB, because the audit of its consolidated financial statements for the fiscal year ended December 31, 2000 has not been completed.

It is expected that the Registrant will be able to file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000 within the time frame allowed in the Notification of Late Filing on Form 12b-25.

                                                (Attach extra sheets if needed.)

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

      Robert Adams                     416                         213-8686
         (Name)                    (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                          |X| Yes    |  |  No

If the answer is no, identify report(s)



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         |X| Yes    |  |  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the fourth quarter, the Registrant terminated the operations of Playa Corporation, and has written off the assets, including goodwill, in an aggregate amount estimated between $3.7 million and $4.3 million.

                               CyPost Corporation

                   Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 30, 2001                           By:      /s/ Robert Sendoh
                                                         -------------------
                                                         Robert Sendoh
                                                         Chairman



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.1001).

                         CONSENT OF INDEPENDENT AUDITORS

The Company is unable to file its Annual Report on Form 10-KSB without unreasonable effort and expense within the prescribed due date and seeks relief pursuant to Rule 12b-25(b) for the following reasons.

The Company's Quarterly Reports on Form 10-QSB for the period ended March 31, June 30 and September 30, 2000 have recently been accepted by the Securities and Exchange Commission. The Company needs more time to prepare the consolidated financial statements. As such we will require additional time to complete the audit of the consolidated financial statements for the year ended December 31, 2000.



                                             HOLLANDER, LUMER & CO. LLP.



Los Angeles, CA
March 28, 2001